FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on April 28, 2006, for the three months ended March 31, 2006.

Additionally, these same statements are also presented in the form used for international reporting, for the same period.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of March 31, 2006 and 2005

As published for statutory purpose in Chile

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

ASSETS	2006	2005
	MCh$	MCh$

CASH AND DUE FROM BANKS	880,158.1	935,784.3

LOANS:
Commercial loans	3,554,975.5	3,065,605.7
Foreign trade loans	659,449.2	647,457.1
Consumer loans	939,406.6	769,572.8
Mortgage loans	632,854.5	783,300.2
Leasing contracts	466,366.6	377,240.0
Contingent loans	723,646.9	580,604.9
Other outstanding loans	1,279,558.3	1,058,475.3
Past due loans	69,294.4	90,874.8

Total loans	8,325,552.0	7,373,130.8
Allowance for loan losses	(140,404.1)	(155,080.7)

Total loans, net	8,185,147.9	7,218,050.1

OTHER LOANS:
Interbank loans	-	2,834.1
Investments purchased under agreements to resell	24,624.9	26,346.8

Total other loans	24,624.9	29,180.9

INVESTMENTS:
Government securities	536,359.0	1,098,943.7
Other financial investments	547,631.2	293,210.1
Investment collateral under agreements to repurchase	187,369.7	326,729.3
Assets held for leasing	12,597.7	24,556.5
Assets received in lieu of payment	9,534.2	16,340.8
Other non-financial investments	1.8	2.3

Total investments	1,293,493.6	1,759,782.7

OTHER ASSETS	365,276.8	311,764.3

FIXED ASSETS:
Bank premises and equipment, net	142,728.7	138,048.2
Investments in other companies	7,246.7	5,653.0

Total fixed assets	149,975.4	143,701.2

Total assets	10,898,676.7	10,398,263.5

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,549,810.0	1,592,617.2
Time deposits	5,120,348.1	4,275,609.0
Other demand and time deposits	391,622.8	721,580.3
Securities sold under agreements to repurchase	202,129.8	345,222.0
Mortgage finance bonds	503,993.9	691,763.8
Contingent liabilities	723,081.0	583,023.7

Total deposits and other liabilities	8,490,985.6	8,209,816.0

BONDS ISSUED:
Bonds	319,894.1	185,172.1
Subordinated bonds	301,367.0	314,243.8

Total bonds issued	621,261.1	499,415.9

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,330.8	1,744.8
Other Central Bank borrowings	-	86,930.0
Borrowings from domestic financial institutions	172,128.9	112,298.2
Foreign borrowings	597,321.6	660,020.9
Other liabilities	46,386.1	38,246.0

Total borrowings from financial institutions and
Central Bank	817,167.4	899,239.9

OTHER LIABILITIES	300,494.5	208,045.7

Total liabilities	10,229,908.6	9,816,517.5

MINORITY INTEREST	1.0	0.8

SHAREHOLDERS’ EQUITY:
Capital and reserves	624,920.0	536,213.0
Other equity accounts	(1,287.7)	3,018.4
Net income for the year	45,134.8	42,513.8

Total shareholders’ equity	668,767.1	581,745.2

Total liabilities and shareholders’ equity	10,898,676.7	10,398,263.5

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

	2006	2005
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	148,678.7	118,610.0
Gains from trading activities	6,598.4	5,536.9
Income from fees and other services	43,315.3	40,598.9
Gains from foreign exchange transactions	1,274.9	-
Other operating income	3,677.9	3,168.8

Total operating revenues	203,545.2	167,914.6
Less:
Interest expense	(58,502.4)	(31,953.1)
Losses from trading activities	(2,137.5)	(4,197.8)
Expenses from fees and other services	(9,220.3)	(7,480.2)
Loss from foreign exchange transactions	-	(5,792.6)
Other operating expenses	(7,393.5)	(4,379.7)

Gross margin	126,291.5	114,111.2
Personnel salaries and expenses	(38,266.5)	(36,184.3)
Administrative and other expenses	(27,947.1)	(24,162.0)
Depreciation and amortization	(4,565.3)	(4,328.3)

Net margin	55,512.6	49,436.6
Provision for loan losses	(6,522.2)	(5,275.8)

Total operating income	48,990.4	44,160.8

NON OPERATING RESULTS:
Non operating income	2,311.8	1,188.2
Non operating expenses	(2,730.9)	(2,320.4)
Equity participation in net income (loss) in investments in other
companies	246.9	207.5
Net loss from price-level restatement	1,665.5	4,090.1

Income before income taxes	50,483.7	47,326.2
Income taxes	(5,348.8)	(4,812.2)

Income after income taxes	45,134.9	42,514.0
Minority interest	(0.1)	(0.2)

Net income for the year	45,134.8	42,513.8

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of March 31, 2006

For International Reporting

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2006 and millions of US dollars (MUS$))

ASSETS	Dec 04 MCh$	Mar 05 MCh$	Sep 05 MCh$	Dec 05 MCh$	Mar 06 MCh$	Mar-06 MUS$	% C h a n g e

							Dec 05-Dec 04	Mar 06-Mar 05	Mar 06-Dec 05

Cash and due from banks
Noninterest bearing	557,387	672,029	895,094	636,688	838,464	1,588.9	14.2%	24.8%	31.7%
Interbank bearing	362,523	263,755	86,969	20,642	41,694	79.0	(94.3%)	(84.2%)	102.0%
Total cash and due from banks	919,910	935,784	982,063	657,330	880,158	1,667.9	(28.5%)	(5.9%)	33.9%

Financial investments
Government securities	943,708	1,098,944	583,720	609,703	536,359	1,016.4	(35.4%)	(51.2%)	(12.0%)
Investments purchase under agreements to resell	27,175	26,347	50,786	46,555	24,625	46.7	71.3%	(6.5%)	(47.1%)
Investment collateral under agreements to repurchase	358,602	326,729	245,274	243,487	187,370	355.1	(32.1%)	(42.7%)	(23.0%)
Other investments	330,655	293,210	440,927	545,913	547,631	1,037.8	65.1%	86.8%	0.3%
Total financial investments	1,660,140	1,745,230	1,320,707	1,445,658	1,295,985	2,456.0	(12.9%)	(25.7%)	(10.4%)

Loans, Net
Commercial loans	2,961,599	3,065,606	3,224,780	3,500,369	3,554,976	6,736.7	18.2%	16.0%	1.6%
Consumer loans	714,607	769,573	801,156	861,552	939,407	1,780.2	20.6%	22.1%	9.0%
Mortgage loans	846,850	783,300	694,574	668,336	632,854	1,199.3	(21.1%)	(19.2%)	(5.3%)
Foreign trade loans	618,755	647,457	629,649	549,118	659,449	1,249.7	(11.3%)	1.9%	20.1%
Interbank loans	15,698	2,835	40,023	24,937	0	0.0	58.9%	(100.0%)	(100.0%)
Lease contracts	355,163	377,240	424,281	453,441	466,367	883.8	27.7%	23.6%	2.9%
Other outstanding loans	967,037	1,058,475	1,199,016	1,331,016	1,279,558	2,424.8	37.6%	20.9%	(3.9%)
Past due loans	87,470	90,875	76,640	71,135	69,294	131.3	(18.7%)	(23.7%)	(2.6%)
Contingent loans	548,363	580,605	618,066	721,403	723,647	1,371.3	31.6%	24.6%	0.3%
Total loans	7,115,542	7,375,966	7,708,185	8,181,307	8,325,552	15,777.1	15.0%	12.9%	1.8%
Allowances	(158,840)	(155,081)	(138,834)	(140,881)	(140,404)	(266.1)	(11.3%)	(9.5%)	(0.3%)
Total loans, net	6,956,702	7,220,885	7,569,351	8,040,426	8,185,148	15,511.0	15.6%	13.4%	1.8%

Other assets
Assets received in lieu of payment	16,661	16,341	13,277	10,419	9,534	18.1	(37.5%)	(41.7%)	(8.5%)
Bank premises and equipment	137,034	138,048	139,390	142,023	142,729	270.5	3.6%	3.4%	0.5%
Investments in other companies	5,590	5,653	7,195	7,139	7,247	13.7	27.7%	28.2%	1.5%
Other	270,547	336,323	368,385	357,688	377,876	716.0	32.2%	12.4%	5.6%
Total other assets	429,832	496,365	528,247	517,269	537,386	1,018.3	20.3%	8.3%	3.9%

Total assets	9,966,584	10,398,264	10,400,368	10,660,683	10,898,677	20,653.2	7.0%	4.8%	2.2%

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2006 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 04 MCh$	Mar 05 MCh$	Sep 05 MCh$	Dec 05 MCh$	Mar 06 MCh$	Mar-06 MUS$	% C h a n g e

							Dec 05-Dec 04	Mar 06-Mar 05	Mar 06-Dec 05

Deposits
Current accounts	1,471,426	1,592,618	1,439,046	1,511,670	1,549,810	2,936.9	2.7%	(2.7%)	2.5%
Bankers drafts and other deposits	720,811	787,069	670,267	483,062	452,660	857.8	(33.0%)	(42.5%)	(6.3%)
Saving accounts and time deposits	3,784,188	4,081,355	4,247,756	4,599,413	4,969,100	9,416.5	21.5%	21.8%	8.0%
Total deposits	5,976,425	6,461,042	6,357,069	6,594,145	6,971,570	13,211.2	10.3%	7.9%	5.7%

Borrowings
Central Bank borrowings	113,177	88,675	1,553	1,403	1,331	2.5	(98.8%)	(98.5%)	(5.1%)
Securities sold under agreements to repurchase	360,568	345,222	243,903	269,938	202,130	383.0	(25.1%)	(41.4%)	(25.1%)
Mortgage finance bonds	814,836	691,764	596,610	554,834	503,994	955.1	(31.9%)	(27.1%)	(9.2%)
Other bonds	187,485	185,172	321,044	323,730	319,894	606.2	72.7%	72.8%	(1.2%)
Subordinated bonds	275,063	314,244	307,379	304,368	301,367	571.1	10.7%	(4.1%)	(1.0%)
Borrowings from domestic financial institutions	27,267	112,298	150,120	89,890	172,129	326.2	229.7%	53.3%	91.5%
Foreign borrowings	615,137	660,021	628,545	659,509	597,321	1,131.9	7.2%	(9.5%)	(9.4%)
Other obligations	46,322	38,246	50,432	33,642	46,386	87.9	(27.4%)	21.3%	37.9%
Total borrowings	2,439,855	2,435,642	2,299,586	2,237,314	2,144,552	4,063.9	(8.3%)	(12.0%)	(4.1%)

Other liabilities
Contingent liabilities	549,676	583,024	618,102	721,735	723,081	1,370.3	31.3%	24.0%	0.2%
Other	303,908	336,810	388,535	334,706	390,706	740.5	10.1%	16.0%	16.7%
Total other liabilities	853,584	919,834	1,006,637	1,056,441	1,113,787	2,110.8	23.8%	21.1%	5.4%

Minority interest in consolidated subsidiaries	1	1	1	1	1	0.0	0.0%	0.0%	0.0%

Shareholders' equity
Capital and Reserves	539,071	539,232	594,401	592,600	623,632	1,181.8	9.9%	15.7%	5.2%
Net income for the year	157,648	42,513	142,674	180,182	45,135	85.5	14.3%	6.2%	(75.0%)
Total shareholders' equity	696,719	581,745	737,075	772,782	668,767	1,267.3	10.9%	15.0%	(13.5%)

Total liabilities & shareholders' equity	9,966,584	10,398,264	10,400,368	10,660,683	10,898,677	20,653.2	7.0%	4.8%	2.2%

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2006 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	1Q05	4Q05	1Q06	1Q06	1Q06-1Q05	1Q06-4Q05	Dec.04	Dec.05	Mar.06	Mar.06	Dec 05-Dec 04
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$

Interest revenue and expense
Interest revenue	118,609	202,547	148,678	281.7	25.4%	(26.6) %	561,245	678,109	148,678	281.7	20.8%
Interest expense	(31,952)	(98,880)	(58,502)	(110.9)	83.1%	(40.8) %	(221,968)	(309,420)	(58,502)	(110.9)	39.4%
Net interest revenue	86,657	103,667	90,176	170.8	4.1%	(13.0) %	339,277	368,689	90,176	170.8	8.7%

Income from services, net
Income from fees and other services	43,768	53,670	46,993	89.1	7.4%	(12.4) %	172,187	187,044	46,993	89.1	8.6%
Other services expenses	(11,860)	(15,655)	(16,614)	(31.5)	40.1%	6.1%	(41,173)	(49,665)	(16,614)	(31.5)	20.6%
Income from services, net	31,908	38,015	30,379	57.6	(4.8) %	(20.1) %	131,014	137,379	30,379	57.6	4.9%

Other operating income, net
Gains on financial instruments, net	1,339	(3,895)	4,461	8.5	233.2%	n/a	(3,255)	3,279	4,461	8.5	n/a
Foreign exchange transactions, net	(5,793)	1,722	1,275	2.4	n/a	(26.0) %	18,241	7,548	1,275	2.4	(58.6) %
Total other operating income, net	(4,454)	(2,173)	5,736	10.9	n/a	n/a	14,986	10,827	5,736	10.9	(27.8) %

Operating Revenues	114,111	139,509	126,291	239.3	10.7%	(9.5) %	485,277	516,895	126,291	239.3	6.5%

Provision for loan losses	(5,785)	(10,106)	(6,633)	(12.6)	14.7%	(34.4) %	(41,084)	(21,962)	(6,633)	(12.6)	(46.5) %

Other income and expenses
Non-operating income	1,189	2,598	2,312	4.3	94.4%	(11.0) %	4,980	7,836	2,312	4.4	57.3%
Non-operating expenses	(2,019)	(6,245)	(2,820)	(5.3)	39.7%	(54.8) %	(16,434)	(14,889)	(2,820)	(5.3)	(9.4) %
Participation in earnings of equity investments	207	187	247	0.5	19.3%	32.1%	450	679	247	0.5	50.9%
Total other income and expenses	(623)	(3,460)	(261)	(0.5)	(58.1) %	(92.5) %	(11,004)	(6,374)	(261)	(0.4)	(42.1) %

Operating expenses
Personnel salaries and expenses	(36,184)	(41,060)	(38,267)	(72.5)	5.8%	(6.8) %	(140,495)	(150,164)	(38,267)	(72.5)	6.9%
Administrative and other expenses	(24,163)	(30,794)	(27,947)	(53.0)	15.7%	(9.2) %	(91,877)	(108,599)	(27,947)	(53.0)	18.2%
Depreciation and amortization	(4,120)	(4,213)	(4,365)	(8.3)	5.9%	3.6%	(16,503)	(16,871)	(4,365)	(8.3)	2.2%
Total operating expenses	(64,467)	(76,067)	(70,579)	(133.8)	9.5%	(7.2) %	(248,875)	(275,634)	(70,579)	(133.8)	10.8%

Loss from price-level restatement	4,090	(4,631)	1,666	3.2	(59.3) %	n/a	(7,712)	(11,416)	1,666	3.2	48.0%
Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	(1)	0	0	0.0	n/a

Income before income taxes	47,326	45,245	50,484	95.6	6.7%	11.6%	176,601	201,509	50,484	95.7	14.1%

Income taxes	(4,813)	(6,040)	(5,349)	(10.1)	11.1%	(11.4) %	(18,953)	(21,327)	(5,349)	(10.1)	12.5%

Net income	42,513	39,205	45,135	85.5	6.2%	15.1%	157,648	180,182	45,135	85.6	14.3%

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	1Q05	4Q05	1Q06	Dec 04	Dec.05

Earnings per Share
Net income per Share (Ch$) (1)	0.64	0.58	0.66	2.38	2.65
Net income per ADS (Ch$) (1)	384.29	345.52	397.78	1,425.01	1,587.97
Net income per ADS (US$) (2)	0.62	0.67	0.75	2.55	3.09
Book value per Share (Ch$) (1)	8.77	11.36	9.82	10.49	11.36
Shares outstanding (Millions)	66,378	68,080	68,080	66,378	68,080

Profitability Ratios (3)(4)
Net Interest Margin	3.84%	4.43%	3.74%	3.84%	4.06%
Net Financial Margin	3.58%	4.51%	3.79%	4.04%	4.14%
Fees / Avg. Interest Earnings Assets	1.41%	1.63%	1.26%	1.48%	1.51%
Other Operating Revenues / Avg. Interest Earnings Assets	-0.20%	-0.09%	0.24%	0.17%	0.12%
Operating Revenues / Avg. Interest Earnings Assets	5.05%	5.97%	5.24%	5.49%	5.69%
Return on Average Total Assets	1.69%	1.46%	1.66%	1.59%	1.75%
Return on Average Shareholders' Equity	24.43%	20.57%	22.85%	23.56%	26.66%

Capital Ratios
Shareholders Equity / Total Assets	5.59%	7.25%	6.14%	6.99%	7.25%
Basic capital / total assets	5.15%	5.52%	5.68%	5.37%	5.52%
Basic Capital / Risk-Adjusted Assets	7.57%	7.49%	7.76%	7.81%	7.49%
Total Capital / Risk-Adjusted Assets	11.94%	11.23%	11.40%	11.67%	11.23%

Credit Quality Ratios
Past Due Loans / Total Loans	1.23%	0.87%	0.83%	1.23%	0.87%
Allowance for loan losses / past due loans	170.65%	198.05%	202.62%	181.59%	198.05%
Allowance for Loans Losses / Total Loans	2.10%	1.72%	1.69%	2.23%	1.72%
Provision for Loan Losses / Avg.Loans (4)	0.31%	0.51%	0.32%	0.60%	0.29%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	56.49%	54.52%	55.89%	51.29%	53.32%
Operating Expenses / Average Total Assets (3)	2.56%	2.84%	2.60%	2.51%	2.68%
Loans per employee (million Ch$) (1)	787	805	802	760	805

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	9,036,267	9,353,216	9,647,542	8,842,318	9,086,072
Avg. Assets (million Ch$)	10,082,865	10,719,863	10,845,466	9,917,028	10,294,543
Avg. Shareholders Equity (million Ch$)	696,003	762,367	789,941	669,237	675,745
Avg. Loans	7,373,545	7,942,528	8,354,219	6,847,874	7,497,927
Avg. Interest Bearing Liabilities (million Ch$)	6,212,130	6,759,668	6,965,270	6,288,169	6,462,431

Other Data
Inflation Rate
Exchange rate (Ch$)	586.45	514.21	527.70	559.83	514.21
Employees	9,377	10,159	10,384	9,365	10,159

Notes
(1) These figures were expressed in constant Chilean pesos as of March 31,2006.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager